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                                               Filing pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-62614



                 PROSPECTUS SUPPLEMENT NO 2. DATED JUNE 26, 2001

                       (TO PROSPECTUS DATED JUNE 8, 2001)

                                2,000,000 SHARES

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.


                                  COMMON STOCK

     This prospectus supplement relates to the pledge by us of 2,000,000 shares of our Common Stock under the terms of a Loan Agreement and related documents dated June 26, 2001, to secure our obligations under those agreements. See "Credit Facility" below for a more detailed description of this loan arrangement.

     You should read this prospectus supplement along with the accompanying prospectus. These documents contain information you should consider when making your investment decision. You should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this document.

     The prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 CREDIT FACILITY

     On June 26, 2001, we entered into a Loan Agreement and related agreements with International Mercantile Holding Group, Inc., as lender, under which we borrowed $1,100,000 from the lender. The term of the loan is five years. The note may also be prepaid in whole at any

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time after giving the lender a 30-day notice. Interest is payable semi-annually at the rate of twenty-five basis points below the prevailing one month London Interbank Offered Rate. Currently the rate would be 3.81% per annum. As collateral for the loan, we have pledged 2,000,000 shares of Common Stock held in treasury by us. Upon our repayment of the loan at its maturity, the lender is required to redeliver the shares to us. If we default under the loan the lender may, subject to applicable law, foreclose upon the pledged shares and sell them to recover the amount of our obligations. Upon an event of default, the lender may foreclose upon the pledged shares and, if we realize less than $5.92 per share on the sale of pledged shares this would result in a reduction in the conversion prices of debentures and warrants we issued in January 2000, requiring us to issue a greater number of shares of common stock if and when the debentures are converted and the warrants are exercised.


                                 USE OF PROCEEDS

     We plan to use the proceeds of the loan to repay amounts owed to Silicon Valley Bank, the lender on our revolving line of credit, for fees associated with this financing and general corporate purposes. At June 25, 2001, we had drawn down $5,400,000 on our revolving line of credit, and no further borrowings are available. On June 22, 2001 we entered into an agreement with the bank extending the due date of the loan to August 26, 2001. We are also engaged in discussions with alternative financing sources. Funds from these alternative sources could be utilized to repay all or a portion of our current revolving line of credit as well as providing additional working capital.

                              PLAN OF DISTRIBUTION

     To date, and not including the pledge of shares of common stock pursuant to this prospectus supplement, we have issued 227,531 shares of common stock pursuant to the prospectus dated June 8, 2001 which is part of our Registration Statement on Form S-3 (File No. 333-62614).

     We are offering an aggregate of 2,000,000 shares of common stock by means of a pledge of those shares in our name to International Mercantile as described above. No sale of these shares would occur unless we default under the loan, in which case the lender could, subject to applicable law, realize upon the pledged shares and sell them from time to time in the over-the-counter market or in privately negotiated transactions.

                           MARKET FOR OUR COMMON STOCK

     Our common stock is listed on the NASDAQ National Market under the symbol "SNRS". On June 25, 2001 our closing price of one share of common stock was $1.49. As of June 25, 2001, we had 54,182,451 shares of common stock outstanding.

                       WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. We incorporate the documents listed in the prospectus beginning on page 21.